CHINAEDU REPORTS THIRD QUARTER 2009 RESULTS

9.4% Increase in Third Quarter Net Revenue Year-Over-Year with Third Quarter Net
Revenue Exceeding Guidance;
Earnings per diluted ADS is $0.06 and Adjusted Earnings per diluted ADS Increased 46%
in 3Q09 to $0.08

Live Conference Call to be held on Tuesday, November 24, 2009 at 8 a.m. (Eastern) / 5 a.m. (Pacific) / 9 p.m. (Beijing/Hong Kong)

BEIJING, CHINA – November 23, 2009 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2009.1

Third Quarter 2009 Highlights
(in thousands, unaudited)	Three Months Ended			Nine Months Ended
	September	September	Period over	September	September	Year over
Period Ended	30, 2008	30, 2009	Period %	30, 2008	30, 2009	Year %
Currency	USD	USD		USD	USD
Financial Data:
Net revenue	12,013	13,146	9.4%	33,867	37,970	12.1%
Gross profit	7,442	8,023	7.8%	22,332	23,212	3.9%
Income from operations	(217)	2,924	N/A	5,304	8,719	64.4%
Net income attributable to CEDU	(2,243)	1,069	N/A	(591)	3,768	N/A
Adjusted EBITDA (Non-GAAP)	3,602	3,930	9.1%	10,953	12,003	9.6%
Adjusted net income attributable to CEDU (Non-GAAP)	1,108	1,447	30.6%	3,707	5,179	39.7%

Earnings per diluted ADS	(0.114)	0.061	N/A	(0.031)	0.216	N/A
Adjusted earnings per diluted ADS (Non-GAAP)	0.056	0.082	46.4%	0.180	0.296	64.4%

Operating Data:
Revenue students for online degree program	125,000	147,000	17.6%	216,000	265,000	22.7%

•
Total net revenue for the third quarter of 2009 increased by 9.4% to $13.1 million from $12.0 million for the corresponding period in 2008, exceeding our previously disclosed guidance for the third quarter of 2009 of $12 million to $13 million.

•	Net revenue from online degree programs, the Company’s major business segment, increased by 9.4% to $10.5 million for the third quarter of 2009 from $9.6 million for the corresponding period in 2008.
•
The number of revenue students[2] in online degree programs during the third quarter of 2009 increased by approximately 17.6% to over 147,000 from approximately 125,000 for the corresponding period in 2008.

•	Adjusted EBITDA[3] increased by 9.1% to $3.9 million in the third quarter of 2009 from $3.6 million for the corresponding period in 2008.

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for three and nine months ended on September 30 of 2008 and 2009 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.8262 to $1.00, the noon buying rate in effect on September 30, 2009 in the H.10 statistical release of the Federal Reserve Board.  The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all.  For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.  An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.
2 “Revenue students” refers to students of university online degree programs who have paid tuition in the applicable period.
3 “Adjusted EBITDA” is a non-GAAP measure defined as net income before interest income, taxes, exchange loss, depreciation, amortization of intangible assets and land use rights, share-based compensation and goodwill and intangibles impairment charges, if applicable.

•	Net income attributable to ChinaEdu Corporation increased to $1.1 million in the third quarter of 2009 from a loss $2.2 million for the corresponding period in 2008.
•	Adjusted net income attributable to ChinaEdu Corporation[4] increased by 30.6% to $1.4 million in the third quarter of 2009 from $1.1 million for the corresponding period in 2008.
•	Diluted EPS or earnings per diluted ADS[5] was $0.061 for the third quarter of 2009 as compared to a loss of $0.114 for the corresponding period in 2008.
•	Adjusted diluted EPS or earnings per diluted ADS (non-GAAP) increased by 46.4% to $0.082 for the third quarter of 2009 from $0.056 for the corresponding period in 2008.

“We are pleased to report another quarter of solid performance during the third quarter of 2009. Improved operating results and significant increase in adjusted EPS showed the strength of the Company’s operations compared to the third quarter of 2008,” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer. “Our focus remains the continued expansion of the learning centers network and growth in our online degree program and 101 online tutoring programs. We are also committed to continued research and development efforts of the technology platform for the online degree programs and products for the 101 online tutoring programs, which we believe will position us for sustainable future growth.”

Financial Results for the Third Quarter Ended September 30, 2009

Net Revenue
Total net revenue for the third quarter of 2009 was $13.1 million, representing a 9.4% increase from the corresponding period in 2008.  Net revenue from online degree programs for the third quarter of 2009 was $10.5 million, representing a 9.4% increase from $9.6 million for the corresponding period in 2008.  The growth in net revenue was due to strong enrollment growth for the 2009 spring semester, which registered over 147,000 revenue students as compared to 125,000 revenue students for the 2008 spring semester.

Net revenue from the Company’s non-online degree programs (online tutoring programs, international curriculum programs and private primary and secondary schools) for the third quarter of 2009 was $2.7 million, representing a 9.5% increase from $2.4 million for the corresponding period in 2008.  This increase was attributable to a 60.1% increase in net revenue for the 101 online tutoring programs from increased sales and a 57.9% increase in net revenue at Anqing School due to increase in student enrollment for the academic year beginning in September 2008 as a result of the completion of construction of the new campus, but offset by a 41.5% decrease in net revenue for the international curriculum programs due to the termination of our New Zealand contract.

4 “Adjusted net income attributable to ChinaEdu Corporation” is a non-GAAP measure defined as net income attributable to ChinaEdu Corporation excluding share-based compensation, exchange loss, noncontrolling interest for share-based compensation, amortization of intangible assets and land use rights and goodwill and intangibles impairment charges, if applicable.
5 “ADS” is American Depositary Share. Each ADS is equivalent to three ordinary shares.

Cost of revenue
Total cost of revenue for the third quarter of 2009 was $5.1 million, representing an increase of 12.1% as compared to $4.6 million for the corresponding period of 2008.  Cost of revenue for online degree programs for the third quarter of 2009 was $3.5 million, representing an increase of 22.7% as compared to $2.8 million for the third quarter of 2008.  In addition to increase in cost of revenue corresponding to enrollment growth, the increase in cost of revenue for online degree programs was attributable primarily to the expansion of our learning centers network.  Since most of the recruiting services performed by our learning centers to our university partners are recorded as cost of revenue, our cost of revenue will continue to increase as the expansion of the learning centers network continues.  We had 56 operational learning centers by the end of the third quarter of 2009, of which 23 were proprietary and 33 were contracted locations, as compared to 35 operational learning centers as of the end of the third quarter of 2008.

Cost of revenue for non-online degree programs for the third quarter of 2009 was $1.66 million, representing a 5.0% decrease from $1.74 million for the corresponding period in 2008.  This decrease was attributable primarily to a decrease in cost of revenue for the international curriculum programs, due to the termination of our New Zealand contract, which were partially offset by increase in cost of revenue related to Anqing School’s new campus and increase in cost of revenue for our 101 online tutoring programs.

Gross Profit and Gross Margin
Gross profit for the third quarter of 2009 was $8.0 million, representing a 7.8% increase from $7.4 million for the corresponding period of 2008.  Total gross margin for the third quarter of 2009 was 61.0% as compared to 62.0% for the corresponding period of 2008.  Since most of the recruiting services performed by our learning centers to our university partners are recorded as cost of revenue, our gross margin for the online degree programs segment decreased as a result of expansion of the learning centers network, to 67.0% for the third quarter of 2009 as compared to 70.5% for the corresponding period of 2008.  Gross margin for Anqing School improved significantly, due to increased enrollment capacity, as compared to the corresponding period in 2008 despite additional depreciation expenses resulting from the new campus construction.  Gross margin for the international curriculum programs also improved due to tight cost controls and gross margin for the 101 online tutoring programs remained relatively stable at 75.3% as compared to 76.4% in the third quarter of 2008.

Operating Expenses
Total operating expenses were $5.1 million for the third quarter of 2009, representing a 33.4% decrease from $7.7 million for the corresponding period in 2008.  This decrease was attributable primarily to a lacking of goodwill and intangible assets impairment, despite an increase in research and development expenses as discussed below.

•	General and administrative expenses for the third quarter of 2009 were $3.0 million, which represented a minor 1.8% increase from $2.95 million for the corresponding period of 2008.
•
Selling and marketing expenses were $1.0 million for the third quarter of 2009, which represented a 22.9% decrease from $1.3 million for the corresponding period in 2008.  This decrease was attributable primarily to a decrease in the amount spent on general advertising and promotional activities, particularly conference related expenses in the third quarter in 2009.

•
Research and development expenses for the third quarter of 2009 were $1.1 million, representing a 36.5% increase from $0.8 million for the corresponding period in 2008.  This increase was attributable primarily to increased research and development activities related to our technology platform for the online degree programs and 101 online tutoring programs.

•
Share-based compensation for the third quarter of 2009, which was allocated to the related cost and operating expense line items, remained flat at $0.2 million as compared to $0.2 million for the corresponding period in 2008.

Income from Operations
As a result of the factors discussed above, income from operations for the third quarter of 2009 was $2.9 million, as compared to a loss of $0.2 million for the corresponding period of 2008.  Operating margin was 22.2% for the third quarter of 2009 as compared to a loss of 1.8% in the corresponding period of 2008.  The increase was primarily due to a lacking of goodwill and intangible assets impairment.

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding share-based compensation, exchange loss, amortization of intangible assets and land use rights and goodwill and intangibles impairment charges, if applicable, was $3.3 million for the third quarter of 2009, which increased by 5.2% as compared to $3.2 million in the corresponding period of 2008.  Adjusted operating margin for the third quarter of 2009 was 25.3% as compared to 26.3% for the corresponding period of 2008.

Interest Income
Interest income was $0.2 million in the third quarter of 2009, as compared to $0.3 million in the corresponding quarter of 2008.  This decrease was attributable primarily to (i) reduced interest-bearing cash and bank deposit balance of $45.8 million as of September 30, 2009, as compared to $59.7 million as of September 30, 2008, and (ii) a lower interest rate for the third quarter of 2009 as compared to the corresponding period of 2008.

Income Tax Expense
Income tax expense for the third quarter was $0.7 million, as compared to income tax expense of $1.3 million for the corresponding period in 2008.  This decrease was attributable primarily to the fact that, in the fourth quarter of 2008, seven of our subsidiaries and affiliate companies applied and qualified for the “new and high technology enterprises” status under the new Chinese Enterprise Income Tax Regulation, which came into effect on January 1, 2008.  As a result of their qualification for the “new and high technology enterprises” status, these subsidiaries received certain tax exemptions and a preferential statutory tax rate of 15%, as compared to the statutory tax rate of 25% for the corresponding period in 2008.

Noncontrolling Interest
Noncontrolling interest was $1.3 million in the third quarter of 2009, representing a 16.4% increase from $1.1 million in the corresponding period in 2008, which was attributable primarily to increased profitability of our collaborative alliances related to the online degree programs.

Net Income (loss) attributable to ChinaEdu Corporation
Net income attributable to ChinaEdu Corporation, which is net income excluding net income attributable to noncontrolling interest, was $1.1 million for the third quarter of 2009, representing an increase from a net loss attributable to ChinaEdu Corporation of $2.2 million for the corresponding period in 2008.  The increase was primarily due to a lacking of goodwill and intangible assets impairment as well as a decrease in income tax expenses.

Adjusted net income attributable to ChinaEdu Corporation (non-GAAP) increased by 30.6% to $1.4 million for the third quarter of 2009, as compared to $1.1 million in the corresponding period of 2008.  Adjusted net margin was 11.0% in the third quarter of 2009 as compared to 9.2% in the corresponding period of 2008.  The increase in both net income and adjusted net income attributable to ChinaEdu Corporation (non-GAAP) was primarily due to improved operating results as well as a decrease in income tax expenses in the third quarter of 2009 as compared to the corresponding period in 2008.

Basic and diluted EPS or earnings per ADS were $0.066 and $0.061, respectively, for the third quarter of 2009, which have improved significantly as compared to losses of $0.114 and $0.114, respectively, for the corresponding period in 2008.  Similarly, basic and diluted adjusted EPS or adjusted earnings per ADS were $0.089 and $0.082, respectively, for the third quarter of 2009, which increased by 56.1% and 46.4% from $0.057 and $0.056, respectively, for the corresponding period in 2008.

Adjusted EBITDA (Non-GAAP)
Adjusted EBITDA (non-GAAP) was $3.9 million for the third quarter of 2009, which increased by 9.1% as compared to $3.6 million for the corresponding period in 2008.  This increase was attributable primarily to improved operating results as discussed above.

Deferred Revenue
Deferred revenue at the end of the third quarter of 2009 was $6.1 million, with current deferred revenue of $4.8 million and non-current deferred revenue of $1.3 million.  Deferred revenue at the end of the third quarter of 2009 decreased significantly as compared to deferred revenue of $14.9 million at the end of the second quarter 2009 due to the seasonality of enrollments, which results in tuition being received generally during the second quarter (spring semester) and the fourth quarter (fall semester) of each year.

Cash and Cash Equivalents
As of September 30, 2009, ChinaEdu reported cash and cash equivalents of $32.9 million, which primarily consisted of cash-on-hand, demand deposits and term deposits with maturity periods of three months or less.

Term Deposits and Amount Due from Related Parties
Term deposits and the amount due from related parties (which represents cash owed to us by our collaborative alliance partners) amounted to $13.0 million and $29.1 million, respectively, on September 30, 2009.

2009 Year-to-Date Financial Results

Net Revenue
For the nine months ended September 30, 2009, total net revenue was $38.0 million, representing an increase of 12.1% from $33.9 million for the corresponding period in 2008.  Total net revenue for the nine months ended September 30, 2009 consisted of $30.6 million in net revenue from online degree programs and $7.4 million in net revenue from non-online degree programs.  The growth in total net revenue was attributable primarily to strong enrollment growth for the online degree programs and growth in net revenue at Anqing School and 101 online tutoring programs.

Cost of Revenue
For the nine months ended September 30, 2009, total cost of revenue was $14.8 million, representing an increase of 28.0% as compared to $11.5 million for the corresponding period in 2008, primarily due to the expansion of our learning centers network, courseware development for selected university partners at our collaborative alliances, and increase in cost of revenue at Anqing School and 101 online tutoring programs, but offset by a decrease in cost of revenue for the international curriculum programs.

Gross Profit
Gross profit for the nine months ended September 30, 2009 was $23.2 million as compared with $22.3 million for the corresponding period in 2008, representing an increase of 3.9%.

Income from Operations
Income from operations were $8.7 million for the nine months ended September 30, 2009, representing an increase of 64.4% from $5.3 million for the corresponding period in 2008.  Operating margin was 23.0% for the nine months ended September 30, 2009 as compared to 15.7% for the corresponding period in 2008.  The increase was primarily due to a lacking of goodwill and intangible assets impairment.

Adjusted operating margin for the nine months ended September 30, 2009 was 27.0% as compared to 28.6% for the corresponding period in 2008, primarily due to the expansion of our learning centers network.

Net Income (loss) attributable to ChinaEdu Corporation
Net income attributable to ChinaEdu Corporation was $3.8 million for the nine months ended September 30, 2009, compared with a loss of $0.6 million for the corresponding period in 2008, primarily due to a lacking of goodwill and intangible assets impairment as well as a decrease in income tax expenses.

Adjusted net margin was 13.6% for the nine months ended September 30, 2009 as compared to 10.9% for the corresponding period of 2008.  The increase was primarily due to improved operating results as well as a decrease in income tax expenses.

Fourth Quarter 2009 Total Net Revenue Guidance
For the fourth quarter of 2009, ChinaEdu expects its total net revenue to be in the range of RMB88 million to RMB92 million or $12.9 million to $13.5 million.  This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call
ChinaEdu senior management will host a conference call on Tuesday, November 24, 2009 at 8:00 a.m. U.S. Eastern time / 5:00 a.m. U.S. Pacific time / 9:00 p.m. Beijing/Hong Kong time.

The conference call may be accessed by calling (US) 866 543 6408/ (International) +1 617 213 8899/ (HK) +852 3002 1672/ (China) +86 10 800 152 1490, and entering the passcode: 90226371.  A telephone replay of the conference call will be available shortly after the call until December 2, 2009 at (US) 888 286 8010/ (International) +1 617 801 6888 and entering passcode: 40097404.  A live and archived webcast may be accessed via ChinaEdu’s investor relations website at http://ir.chinaedu.net.

Non-GAAP Financial Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu Corporation, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation, exchange loss, amortization of intangible assets and land use rights and goodwill and intangibles impairment charges, if applicable.  The Company also uses adjusted EBITDA, which is also a non-GAAP measure and is adjusted from GAAP results of net income to exclude interest income, taxes, exchange loss, depreciation, amortization of intangible assets and land use rights, share-based compensation and goodwill and intangibles impairment charges, if applicable.  These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future.  These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results.  Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu
ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands.  Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities.  These services include academic program development, technology services, enrollment marketing, student support services and finance operations.  The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 15 long-term, exclusive contracts that generally vary from 10 to 50 years in length.  ChinaEdu also performs recruiting services for 15 universities through its nationwide Learning Center Network.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contacts:

Lily Liu, CFO
ChinaEdu Corporation
Phone: +86 10 8418 6655 ext.1002

E-mail: ir@chinaedu.net

S. Jimmy Xia, IR Manager
ChinaEdu Corporation
Phone: +86 10 8418 6655 ext.1150
E-mail: ir@chinaedu.net

ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

	December 31, 2008	September	September
(in thousands, unaudited)	As Adjusted (2)	30, 2009	30, 2009
	RMB	RMB	US$
Current assets:
Cash and cash equivalents	353,933	224,240	32,850
Term deposits	63,500	88,479	12,962
Accounts receivable, net	14,854	13,152	1,927
Inventory	-	1,799	264
Prepaid expenses and other current assets	20,251	22,515	3,298
Amounts due from related parties	150,472	198,913	29,140
Deferred tax assets	3,986	1,710	251
Investments	-	11,083	1,624
Total current assets	606,996	561,891	82,316
Cost method investment	1,210	1,210	177
Loan receivable	-	3,000	439
Land use rights, net	28,344	28,026	4,106
Property and equipment, net	161,925	197,467	28,928
Deposits paid for acquisition of property and equipment	8,619	6,003	879
Intangible assets, net	70,377	67,015	9,817
Deferred tax assets	2,096	3,477	509
Rental deposits	958	930	136
Goodwill	38,155	38,155	5,589
Total assets	918,680	907,174	132,896

Liabilities and equity
Current liabilities:
Short term loan	-	2,117	310
Accounts payable	8,530	7,011	1,027
Deferred revenues	96,068	32,696	4,790
Accrued expenses and other current liabilities	51,629	60,674	8,888
Amounts due to related parties	25,769	65,820	9,642
Income taxes payable	27,917	28,258	4,140
Other taxes payable	12,008	13,846	2,028
Total current liabilities	221,921	210,422	30,825
Deferred revenues	6,073	8,715	1,277
Deferred tax liabilities	11,069	10,531	1,543
Unrecognized tax benefit	5,473	7,543	1,105
Total liabilities	244,536	237,211	34,750

ChinaEdu shareholders’ equity	589,829	563,639	82,570
Noncontrolling interest (1)	84,315	106,324	15,576
Total equity	674,144	669,963	98,146
Total liabilities and equity	918,680	907,174	132,896

(1) Effective January 1, 2009, the Company adopted SFAS 160 (Statement of Financial Accounting Standards No. 160,"Noncontrolling Interests in Consolidated Financial Statements"). SFAS 160, which was retrospectively applied, requires noncontrolling interests to be separately presented as a component of stockholders’ equity on the unaudited condensed consolidated financial statements.

(2) December 31, 2008 balances were extracted from the Form 20-F for the year ended of December 31, 2008, as adjusted to reflect the adoption of SFAS 160.

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended				Nine Months Ended
	September 30, 2008 As		September	September	September 30, 2008 As	September	September
(in thousands, except for percentage, share, and per share information)	Adjusted (3)	June 30, 2009	30, 2009	30, 2009	Adjusted (3)	30, 2009	30, 2009
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross Revenue (4)	84,700	92,794	94,303	13,815	238,462	272,576	39,931
Business Tax and Surcharge	2,696	4,519	4,559	669	7,282	13,387	1,961

Net Revenue:
Online degree programs	65,359	71,447	71,510	10,476	185,443	208,721	30,576
Online tutoring programs	3,609	4,704	5,778	846	10,964	14,074	2,062
Private primary and secondary schools	4,858	6,911	7,669	1,123	12,466	20,811	3,049
International curriculum programs	8,178	5,213	4,787	701	22,307	15,583	2,283
Total net revenue	82,004	88,275	89,744	13,146	231,180	259,189	37,970

Cost of revenue:
Online degree programs	19,266	22,537	23,633	3,462	48,029	68,853	10,087
Online tutoring programs	852	1,624	1,426	209	2,574	4,491	658
Private primary and secondary schools	5,134	6,243	7,070	1,036	11,744	18,811	2,756
International curriculum programs	5,949	2,793	2,840	416	16,388	8,581	1,257
Total cost of revenue	31,201	33,197	34,969	5,123	78,735	100,736	14,758

Gross profit:
Online degree programs	46,093	48,910	47,877	7,014	137,414	139,868	20,489
Online tutoring programs	2,757	3,080	4,352	637	8,390	9,583	1,404
Private primary and secondary schools	(276)	668	599	87	722	2,000	293
International curriculum programs	2,229	2,420	1,947	285	5,919	7,002	1,026
Total gross profit	50,803	55,078	54,775	8,023	152,445	158,453	23,212

Online degree programs	70.5%	68.5%	67.0%	67.0%	74.1%	67.0%	67.0%
Online tutoring programs	76.4%	65.5%	75.3%	75.3%	76.5%	68.1%	68.1%
Private primary and secondary schools	-5.7%	9.7%	7.8%	7.8%	5.8%	9.6%	9.6%
International curriculum programs	27.3%	46.4%	40.7%	40.7%	26.5%	44.9%	44.9%
Gross margin	62.0%	62.4%	61.0%	61.0%	65.9%	61.1%	61.1%

Operating expenses:
General and administrative	20,150	19,742	20,519	3,006	59,498	59,844	8,767
Selling and marketing	8,770	5,434	6,766	991	21,649	17,110	2,507
Research and development	5,510	7,882	7,522	1,102	17,238	21,975	3,219
Goodwill and intangible assets impairment	17,857	-	-	-	17,857	-	-
Total operating expenses	52,287	33,058	34,807	5,099	116,242	98,929	14,493
Income from operations	(1,484)	22,020	19,968	2,924	36,203	59,524	8,719
Operating margin	-1.8%	24.9%	22.2%	22.2%	15.7%	23.0%	23.0%

Other income	121	625	(264)	(39)	417	987	145
Interest income	2,326	1,182	1,041	153	7,679	3,895	571
Interest expense	(106)	-	(1)	-	(1,297)	(1)	-
Income before income tax provisions	857	23,827	20,744	3,038	43,002	64,405	9,435

Income tax expense	(8,769)	(6,257)	(4,835)	(708)	(23,094)	(13,800)	(2,022)
Net income	(7,912)	17,570	15,909	2,330	19,908	50,605	7,413
Net income attributable to the noncontrolling interest	(7,397)	(8,710)	(8,610)	(1,261)	(23,943)	(24,882)	(3,645)
Net income attributable to ChinaEdu Corporation	(15,309)	8,860	7,299	1,069	(4,035)	25,723	3,768
Net margin	-18.7%	10.0%	8.1%	8.1%	-1.7%	9.9%	9.9%

Net income attributable to CEDU per ADR:
Basic	(0.78)	0.54	0.45	0.066	(0.21)	1.58	0.231
Diluted	(0.78)	0.51	0.41	0.061	(0.21)	1.47	0.216

Weighted average aggregate number of ADRs outstanding:
Basic	19,304,646	16,095,158	16,227,267	16,227,267	19,419,884	16,326,294	16,326,294
Diluted	19,304,646	17,198,522	17,604,567	17,604,567	19,419,884	17,479,334	17,479,334

(3) Amounts were extracted from Form 6-K for the quarter ended September 30, 2008, as adjusted resulting from the adoption of Statement of Financial Accounting Standards No. 160.

(4) Gross revenue are detailed as follows
Online degree programs	67,530	75,522	75,564	11,070	191,316	220,751	32,339
Online tutoring programs	3,771	4,795	6,002	879	11,415	14,472	2,120
Private primary and secondary schools	4,858	6,961	7,671	1,124	12,466	20,863	3,056
International curriculum programs	8,541	5,516	5,066	742	23,265	16,490	2,416

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended				Nine Months Ended
	September		September	September	September	September	September
(in thousands)	30, 2008	June 30, 2009	30, 2009	30, 2009	30, 2008	30, 2009	30, 2009
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	(7,912)	17,570	15,909	2,330	19,908	50,605	7,413
Share-based compensation	1,494	2,055	1,488	218	3,548	5,805	850
Depreciation	3,005	3,983	4,119	603	8,642	12,043	1,764
Amortization of land use rights	142	152	152	22	424	467	68
Amortization of intangible assets	2,142	1,308	1,114	163	6,659	4,108	602
Goodwill and intangible assets impairment	17,857	-	-	-	17,857	-	-
Accounts receivable write-off	-	347	16	2	-	425	62
Loss from disposal of property and equipment	-	15	110	16	-	203	30
Deferred income taxes	787	(825)	(613)	(90)	7,924	357	52
Accounts receivable	8,167	(20,898)	11,797	1,728	(4,320)	1,277	187
Inventory	-	(1,077)	(722)	(106)	-	(1,799)	(264)
Prepaid expenses and other current assets	3,610	6,188	(6,582)	(964)	4,317	(2,275)	(333)
Amounts due from related parties	41,085	(111,046)	26,821	3,929	(22,003)	(37,841)	(5,543)
Rental deposits	(4)	48	(67)	(10)	558	28	4
Land use right	-	(1,040)	-	-	-	(1,989)	(291)
Accounts payable	190	1,772	(1,368)	(200)	134	1,488	218
Deferred revenues	(53,603)	65,006	(60,114)	(8,806)	(53,715)	(60,725)	(8,896)
Accrued expenses and other current liabilities	1,629	2,648	8,437	1,236	(6,202)	9,039	1,324
Amounts due to related parties	12,081	24,840	11,946	1,750	24,734	37,791	5,536
Unrecognized tax benefit	-	1,633	89	13	269	2,070	303
Other taxes payable	2,206	4,249	2,122	311	55	1,838	269
Income tax payable	9,229	4,770	4,800	703	10,017	341	50

Net cash provided by (used in) operating activities	42,105	1,698	19,454	2,848	18,806	23,256	3,405

Investing activities:
Purchase of business	(2,700)	-	-	-	(6,700)	-	-
Purchase of property and equipment	(11,853)	(29,919)	(10,270)	(1,504)	(31,578)	(50,794)	(7,441)
Deposits paid for acquisition of property and equipment	(5,024)	-	2,616	383	(6,034)	2,616	383
Purchase of term deposit	(71,500)	15,008	(8,988)	(1,317)	(98,458)	(24,988)	(3,661)
Purchase of investments	-	-	(11,083)	(1,624)	-	(11,083)	(1,624)
Purchase of loan receivable	-	-	(3,000)	(439)	-	(3,000)	(439)
Purchase of contractual right	-	-	-	-	(1,225)	(500)	(73)
Proceeds from disposal of property and equipment	-	-	-	-	31	-	-
Net cash provided by (used in) investing activities	(91,077)	(14,911)	(30,725)	(4,501)	(143,964)	(87,749)	(12,855)

Financing activities:
Repurchase of ordinary shares	(14,725)	-	-	-	(14,725)	(61,647)	(9,031)
Cancellation of repurchased ordinary shares	-	-	(249)	(36)		(249)	(36)
Short term loan	-	-	2,117	310	-	2,117	310
Repayment of long-term loan interest and principal	(23,568)	-	-	-	(25,724)	-	-
Cash dividends paid to noncontrolling shareholders	(4,050)	-	-	-	(4,050)	(10,600)	(1,553)
Capital contributions by noncontrolling shareholders	-	-	-	-	1,225	980	144
Proceeds from exercise of options	404	711	2,463	361	404	3,887	569
Prepayment for share repurchase	(5,751)	-	-	-	(5,751)	-	-
Net cash provided by (used in) financing activities	(47,690)	711	4,331	635	(48,621)	(65,512)	(9,597)

Effect of foreign exchange rate changes	(746)	(76)	48	8	(20,006)	312	48

CASH AND CASH EQUIVALENTS, beginning of period	400,737	243,710	231,132	33,860	497,114	353,933	51,849

CASH AND CASH EQUIVALENTS, end of period	303,329	231,132	224,240	32,850	303,329	224,240	32,850

Net increase (decrease) in cash	(97,408)	(12,578)	(6,892)	(1,010)	(193,785)	(129,693)	(18,999)

ChinaEdu Corporation
Reconciliations of non-GAAP results of operations measures to GAAP measures

	Three Months Ended				Nine Months Ended
	September		September	September	September	September	September
(in thousands, unaudited)	30, 2008	June 30, 2009	30, 2009	30, 2009	30, 2008	30, 2009	30, 2009
	RMB	RMB	RMB	US$	RMB	RMB	US$

Income (loss) from operations
GAAP Result	(1,484)	22,020	19,968	2,924	36,203	59,524	8,719
Share-based compensation	1,494	2,055	1,488	218	3,548	5,805	850
Exchange loss	1,433	-	-	-	1,433	-	-
Amortization	2,284	1,460	1,266	185	7,083	4,575	670
Goodwill and intangible assets impairment	17,857	-	-	-	17,857	-	-
Adjusted income from operations (Non-GAAP)	21,584	25,535	22,722	3,327	66,124	69,904	10,239
Adjusted operating margin	26.3%	28.9%	25.3%	25.3%	28.6%	27.0%	27.0%

Net income (loss) attributable to ChinaEdu Corporation
GAAP Result	(15,309)	8,860	7,299	1,069	(4,035)	25,723	3,768
Share-based compensation	1,494	2,055	1,488	218	3,548	5,805	850
Exchange loss	1,433	-	-	-	1,433	-	-
Share-based compensation attributable to the noncontrolling interest	(194)	(278)	(168)	(25)	(583)	(742)	(109)
Amortization	2,284	1,460	1,266	185	7,083	4,575	670
Goodwill and intangible assets impairment	17,857	-	-	-	17,857	-	-

Adjusted net income attributable to ChinaEdu Corporation (Non-GAAP)	7,565	12,097	9,885	1,447	25,303	35,361	5,179
Adjusted net margin	9.2%	13.7%	11.0%	11.0%	10.9%	13.6%	13.6%

Adjusted net income per ADR
Basic	0.39	0.75	0.61	0.089	1.30	2.17	0.317
Diluted	0.38	0.70	0.56	0.082	1.23	2.02	0.296

Weighted average aggregate number of ordinary shares outstanding:
Basic	19,304,646	16,095,158	16,227,267	16,227,267	19,419,884	16,326,294	16,326,294
Diluted	19,933,446	17,198,522	17,604,567	17,604,567	20,488,799	17,479,334	17,479,334

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding share-based compensation, exchange loss, amortization of intangible assets and land use rights and goodwill and intangibles impairment, if applicable.

Adjusted net income attributable to ChinaEdu Corporation, which is a non-GAAP measure defined as net income attributable to the ChinaEdu Corporation excluding share-based compensation, exchange loss, noncontrolling interest for share-based compensation, amortization of intangible assets and land use rights and goodwill and intangibles impairment charges, if applicable.

ChinaEdu Corporation
Reconciliation from net income to adjusted EBITDA (*)

	Three Months Ended				Nine Months Ended
	September		September	September	September	September	September
(in thousands, unaudited)	30, 2008	June 30, 2009	30, 2009	30, 2009	30, 2008	30, 2009	30, 2009
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net income	(7,912)	17,570	15,909	2,330	19,908	50,605	7,413
Income tax provision	8,769	6,257	4,835	708	23,094	13,800	2,022
Exchange loss	1,433	-	-	-	1,433	-	-
Interest income and other, net	(2,341)	(1,807)	(776)	(114)	(6,799)	(4,881)	(716)
Depreciation	3,005	3,983	4,119	603	8,642	12,043	1,764
Amortization	2,284	1,460	1,266	185	7,083	4,575	670
Goodwill and intangible assets impairment	17,857	-	-	-	17,857	-	-
Share-based compensation	1,494	2,055	1,488	218	3,548	5,805	850

Adjusted EBITDA	24,589	29,518	26,841	3,930	74,766	81,947	12,003
Adjusted EBITDA margin	30.0%	33.4%	29.9%	29.9%	32.3%	31.6%	31.6%

Adjusted EBITDA, which is a non-GAAP measure defined as earnings before interest income, taxes, exchange loss, depreciation, amortization of intangible assets and land use rights, share-based compensation and goodwill and intangibles impairment charges, if applicable.